

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2024

Thomas L. Carter, Jr.
President, Chief Executive Officer and Chairman
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, TX 77002

Re: Black Stone Minerals, L.P.
Registration Statement on Form S-3
Filed March 19, 2024
File No. 333-278061

Dear Thomas L. Carter, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brenda Lenahan